

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 3, 2008

Mr. Patrick Montalban
Chief Executive Officer
Majestic Oil & Gas, Inc.
P.O. Box 488
Cut Bank, Montana, 59427

> **Re: Majestic Oil & Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 000-52379**

Dear Mr. Montalban:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Control and Procedures, page 18

1.   We note your disclosure explaining that you evaluated your disclosure controls
        and procedures, but are unable to conclude on their effectiveness. Please
        understand that the evaluation required encompasses those procedures necessary
        to conclude on whether your disclosure controls and procedure are effective. If
        you are unable to form such a conclusion, you have not completed the evaluation
        required and the assertion appearing in paragraph (c) of the certification at Exhibit
        31 is inappropriate. Please comply with Rules 13a-14 and 13a-15(b) of
        Regulation 13A, and Item 307 of Regulation S-B.

2.   We note that you have not complied with Rule 13a-15(c) of Regulation 13A,
        which requires an evaluation of your internal control over financial reporting as of
        December 31, 2007. Since you filed an annual report for the prior fiscal year, it
        appears you are required to report on this assessment of internal control over
        financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        Please note that the failure to perform or complete management's assessment
        adversely affects the company's and its shareholders ability to avail themselves of

rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.


http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.


<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2008</u>

3.   Unless otherwise indicated, the following comments pertain to the disclosures and certifications in your first and second quarter interim reports on Form 10-Q, covering the quarters ended March 31, 2008 and June 30, 2008.

<u>Control and Procedures, page 17</u>

4.   Your disclosure explaining that there have been no *significant* changes in your internal controls over financial reporting *during the six months ended June 30, 2008* does not comply with Item 308(c) of Regulation S-K.

This guidance requires that you disclose *any change* (rather than only significant change) in your internal control over financial reporting that occurred *during the last fiscal quarter* (rather than during the six months ended June 30, 2008) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please modify your disclosure accordingly.

Please also modify the disclosure in your first quarter interim report to clarify how the "pre-existing material weakness" is appropriately characterized as a change in your internal control over financial reporting. If you have remedied this weakness, include details sufficient to understand the changes implemented.

5.   The comment on your annual report pertaining to your disclosure controls and procedures is also applicable to your two subsequent interim reports on Form 10-Q. You will need to address the following additional points of non-compliance with Item 601(b)(31) of Regulation S-K, regarding the certifications in Exhibit 31 from Mr. Montalban –

●   the introductory language concerning internal control over financial reporting, required in paragraph 4, is missing;

●   the representation about the design of your internal control over financial reporting, required in paragraph 4(b), is missing;

- the representation about your disclosure controls and procedures, required in paragraph 4(c), indicates you have completed and disclosed the results of an evaluation of effectiveness, which is not consistent with your disclosures;

- the representation about change in your internal control over financial reporting, required in paragraph 4(d), is duplicated in the certification attached to your second quarter report;

- the representation about deficiencies, material weaknesses, and fraud, required in paragraph 5, indicates you have completed an evaluation of internal control over financial reporting, which is not consistent with your disclosures.

In addition to the foregoing, please clarify in the certification whether Mr. Montalban is serving as both your principal executive and principal financial officer.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated

Mr. Montalban
Majestic Oil & Gas, Inc.
September 3, 2008
Page 5

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief